UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Authorized Company

CNPJ/ME nº 90.400.888/0001-42

NIRE 35.300.332.067

Minutes of the Board of Director’s Meeting held in

November 16 2022

DATE, TIME AND PLACE: On 11.16.2022, at 8 a.m., by teleconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander), met with the presence of all it’s members.

CALL NOTICE AND ATTENDANCE: The call notice was waived in view of the presence of all the member of the Board of Directors.

PRESIDING BOARD: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary.

AGENDA: To resolve on: (i) the acknowledgment of the resignation presented by of Mr. Alberto Monteiro de Queiroz Netto, Vice-President Executive Officer of the Company; and (ii) the election of new Vice-President Executive Officer of the Company.

RESOLUTIONS: Having made the necessary clarifications, the present members of the Board of Directors, unanimously:

(i)	Approved the acknowledgment of the resignation, with effects from the date of 01, December of 2022, presented by the Executive Vice-President of the Company, Mr. Alberto Monteiro de Queiroz Netto, Brazilian citizen, married, business administrator, bearer of the Identity Card RG Nº. 07578580-8 SSP/RJ, enrolled with the Individual Taxpayer Registry CPF/ME Nº. 843.603807-04, to his role of Executive Vice-President the Company, pursuant to the Letter of Resignation ("Letter") received on this date and filed at the Company's headquarters; and

(ii)	Approved the election, for a complementary term of office, entering in force until the investiture of the elected people at the first Board of Directors’ Meeting being held after the 2023 Ordinary Shareholders’ Meeting, the following person, as a Vice-President Executive Officer, Carlos José da Costa André, Brazilian, divorced, engineer, bearer of the Identity Card RG nº. 05935301-1 SSP/SP, enrolled with the Individual Taxpayer Registry CPF/ME Nº. 834.157.697-04; and Renato Ejnisman, Brazilian, married, banker, bearer of the Identity Card RG nº. 13.440.778 SSP-SP and enrolled with the Individual Taxpayer Registry CPF/ME N° 136.865.628-55, both with office at Avenida Presidente Juscelino Kubitschek, 2041 – CJ 281, Bloco A, Cond. W Torre JK, Vila Nova Conceição, CEP 04543-011, São Paulo/SP.

It remains recorded in the minute that: (i) the elections approved above were recommended by the Company´s Nomination and Governance Committee; and (ii) the Officers just elected declare that they are not forbidden by law to perform the activities proper to their office and fulfill all the conditions set forth in Resolution CMN 4.970/2021, presenting the respective representations and authorizations required by the mentioned Resolution, and shall only take office of their respective office after authorization of their election by the Central Bank of Brazil.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary. Signatures: Mr. Sérgio Agapito Lires Rial – Chairman; Deborah Patricia Wright, Deborah Stern Vieitas, José Antonio Alvarez Alvarez, José de Paiva Ferreira, Alberto Monteiro de Queiroz Netto, Angel Santodomingo Martell, Mario Roberto Opice Leão, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo– Directors. São Paulo, November 16, 2022.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 17, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer